NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.712.2800 F 202.712.2860 nelsonmullins.com

May 24, 2018

Via EDGAR

Jay Williamson, Senior Counsel

Sheila Stout, Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation —
Post-Effective Amendment No. 3 to Registration Statement on Form N-2,
File No. 333-216665

Dear Mr. Williamson and Ms. Stout:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by Ms. Stout in a conversation with Peter Strand, company counsel, on April 20, 2018, and by Mr. Williamson in a conversation with Jonathan Talcott, company counsel, on May 9, 2018, with respect to the Company’s Post-Effective Amendment No. 3 (the “Post-Effective Amendment”) to the Registration Statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2018.

We have paraphrased the Staff’s comments followed by the Company’s responses below to aid in your review. We will provide courtesy copies of Post-Effective Amendment No. 4 to the Registration Statement, as filed and marked to show changes from the Post-Effective Amendment.

Accounting Comments

1.	If MRCC Senior Loan Fund I, LLC (the “SLF”) would be considered an “investment company” but for the exemption in section 3(c)(1) or 3(c)(7) of the Investment Company Act, please revise the “Fees and Expenses” table on page 10 to include expenses of the SLF in a line item for Acquired Fund Fees and Expenses.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Jay Williamson, Senior Counsel Sheila Stout, Staff Accountant May 24, 2018 Page 2

Response:

We have revised the disclosure on pages 10 and 11 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

2.	Please file an updated auditor’s consent with the next post-effective amendment filing if 30 days has passed since the initial filing date.

Response:

We have filed an updated auditor’s consent as requested.

3.	The Staff notes that as of December 31, 2017, 14.5% of net assets were invested in non-controlled/non-affiliate unitranche loans. Going forward, if the Company continues to hold a similar percentage of unitranche investments, please add disclosure in the footnotes to the Schedule of Investments describing the risks of unitranche debt, consistent with how such risks are described elsewhere.

Response:

We have added the requested disclosure in footnote (n) to the table of Portfolio Companies as of March 31, 2018 on page 101, footnote (q) to the Consolidated Schedule of Investments as of March 31, 2018 on page F-14, and footnote (ab) to the Consolidated Schedule of Investments as of December 31, 2017 on page F-24 of Post-Effective Amendment No. 4 to the Registration Statement.

4.	The Staff refers to the Notes to Consolidated Financial Statements, in which you describe certain co-lending arrangements by which the Company syndicates a “first out” out portion of a loan to an investor and retains a “last out” portion of the loan. In your response letter, please inform the Staff of the accounting policy for these types of investments and explain how the valuation of these investments takes into account the payment prioritization and payment waterfalls, and describe the impact of such arrangements on the calculation of interest income under the effective interest method. Additionally, please inform the Staff if any other lenders subject to these arrangements are affiliates of the Company.

Jay Williamson, Senior Counsel Sheila Stout, Staff Accountant May 24, 2018 Page 3

Response:

The Company advises the Staff that the Company uses the same valuation methodology for unitranche secured loans as with the Company’s other debt investments. The Company uses a market-based approach to assess the total enterprise value of the portfolio company in order to evaluate the enterprise value coverage of the Company’s debt investment. This enterprise value coverage evaluation takes into account the subordination of the unitranche secured loans in the waterfall behind the “first out” portion of the loan. After enterprise value coverage is determined, a yield approach using a discounted cash flow analysis is employed to estimate the fair value of the investment. Under the yield approach, the key assumption in the valuation of a given debt investment is the selection of the required market yield for that investment. In determining the required market yield of a unitranche secured loan using the yield approach, the Company considers factors such as leverage through the Company’s investment relative to the enterprise value of the portfolio company, the attachment point of the investment and the payment subordination of a unitranche secured loan. These factors would generally indicate the required market yield of a unitranche secured loan is higher than a similar first lien investment. We believe our valuation methodology captures the risk associated with unitranche secured loans through the selection of the required market yield.

Interest income on unitranche secured loans is calculated the same as the Company’s other debt investments and is recorded on the accrual basis to the extent amounts are expected to be collected. The interest rate is determined according to the terms for the unitranche secured loan in the executed credit agreement and agreement among lenders and includes any re-allocated interest payments on the “first out” portion of the loan to the unitranche secured portion of the loan. Discounts and premiums received to par on unitranche secured loans are capitalized and accreted or amortized into income over the life of the loan using the effective interest method.

The Company advises the Staff that “first out” positions in the Company’s unitranche secured loans are not held by affiliates of the Company.

5.	The Staff refers to footnote (b) of the Schedule of Investments for the SLF on page F-35. In future filings, please disclose the reference rate and spread in the security description for each applicable variable rate holding as required by Footnote 4 to Regulation S-X Rule 12-12, including the end of period interest rate. Please ensure that the weighted average current interest rate on senior secured loans includes all loans and not just performing loans.

Jay Williamson, Senior Counsel Sheila Stout, Staff Accountant May 24, 2018 Page 4

Response:

We have revised the disclosure as requested to disclose the reference rate and spread, including the end of period interest rate, in the Schedule of Investments for MRCC Senior Loan Fund I, LLC on pages 68 to 71 and pages F-35 to F-38 of Post-Effective Amendment No. 4 to the Registration Statement. We have also revised the disclosure on pages 68 and F-34 of Post-Effective Amendment No. 4 to the Registration Statement to clarify that the weighted average current interest rate on senior secured loans is computed as the (a) annual stated interest rate on accruing senior secured loans divided by (b) total senior secured loans at outstanding principal amount. SLF does not currently have any loans on non-accrual status. However, the Company confirms that should a loan in the portfolio be placed on non-accrual status in the future the contribution of that non-accrual loan to the numerator of the calculation would be zero while the principal outstanding for these non-accrual loans would be included in the denominator, therefore reducing the weighted average current interest rate for the portfolio to present a weighted average current interest rate that best represents the income producing potential of the portfolio.

6.	The Staff refers the Company to FASB ASC 820-10-50-6A. In your response letter, please confirm whether the disclosure requirements in this standard apply to any of the Company’s equity investments, and include in future filings as applicable.

Response:

Generally, the Company’s investments fall outside the scope of FASB ASC 820-10-50-6A.  However, the Company has one investment, its LLC interest in SLF, which does fall within the scope of these disclosure requirements. We have provided disclosure in Notes 3 and 4 in our Consolidated Financial Statements to cover most of the applicable disclosure items within FASB ASC 820-10-50-6A.  However, we will expand our disclosure in future filings of our Consolidated Financial Statements on the liquidity provisions of this investment to better align with the disclosure requirements. We have included this expanded disclosure on page 67 of Post-Effective Amendment No. 4 to the Registration Statement.

7.	Please confirm in your response letter that if the Company’s Registration Statement is not declared effective prior to the date on which its audited financial statements must be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, the Company will not make any sales of securities under the Registration Statement until it has been declared effective by the Staff.

Response:

We confirm that no sales of securities have been made pursuant to the Registration Statement after April 30, 2018, and no such sales will be made until a post-effective amendment thereto containing our December 31, 2017 audited financial statements has been declared effective by the Staff.

8.	In future filings, in the notes to the Company’s financial statements, please confirm that the “Investments in and Advances to Affiliates” schedule required by Regulation S-X Rule 12-14 meets all requirements.

Jay Williamson, Senior Counsel Sheila Stout, Staff Accountant May 24, 2018 Page 5

Response:

We have expanded the disclosure to list each investment individually in Note 5, Transactions with Affiliated Companies, beginning on page F-46. We confirm that the information provided in Note 5 and the information provided on the Consolidated Schedule of Investments, beginning on page F-6, meets all requirements of Regulation S-X Rule 12-14.

9.	Please confirm that all disclosures required by Footnote 8 to Regulation S-X Rule 12-12 regarding restricted securities are included, and include in future filings as applicable. If the Company has no restricted securities, please confirm in the correspondence.

Response:

We acknowledge the Staff’s comment; however, none of the Company’s investments constitute restricted securities requiring the disclosure required by Footnote 8 to Rule 12-12 of Regulation S-X.

Legal Comments

10.	We note that one proposal at your June 20, 2018 annual meeting relates to the reduction of your required asset coverage ratio. The shelf registration statement registers common stock, preferred stock and debt, each of which may be impacted differently if the asset coverage ratio is lowered pursuant to the Small Business Credit Availability Act. Understanding the impact of this proposal may be important to investors purchasing medium- or long-term notes, as the value of such notes would likely decline if you increased leverage. Similarly, the risk and return to common stockholders could be impacted by the amount of leverage. In your response, briefly explain to us how you have considered these issues and will make sure that all investors have access to material information regarding leverage. Please update the registration statement as necessary.

Response:

We have revised the disclosure on pages 2, 7, 19, 21, 62 to 63, 74, 145, 149, 160, and 162 of Post-Effective Amendment No. 4 to the Registration Statement to provide an update on the approval by our board of directors of the reduced asset coverage ratio, the proposal to be voted on by stockholders at our annual meeting and to expand our discussion of the risks of increasing leverage. Our management and board of directors have analyzed the costs and benefits of potentially increasing leverage above previous limits and found it in stockholders’ best interests. In periodic reports and future filings, we will continue to disclose information about our leverage, including the aggregate outstanding principal amount or liquidation preference, as applicable, of senior securities of the Company, the asset coverage percentage and the principal risk factors associated with the senior securities.

Jay Williamson, Senior Counsel Sheila Stout, Staff Accountant May 24, 2018 Page 6

11.	The Staff refers to “Attractive Current Yield on Investment Portfolio” on page 4. In your response, please confirm your continuing belief that the disclosure in this section reflects current market conditions and your pipeline of new investments.

Response:

We believe that the disclosure on pages 4 and 84 of Post-Effective Amendment No. 4 to the Registration Statement reflects current market conditions and the Company’s pipeline of new investments. However, we did revise down the lower end of the target interest rate on directly originated senior and unitranche secured debt from 8% to 7%.

12.	Please briefly clarify your disclosure on page 10 under the caption “Fees and Expenses” (and elsewhere as necessary) regarding the incentive hurdle base, i.e., to what does the 8% annualized rate relate?

Response:

We have revised the disclosure on page 10 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

13.	On page 52, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, you disclose an increase in senior secured loans as a percentage of your total portfolio. Is the increase a deliberate move on your part or simply a result of extrinsic factors? Does the Adviser have any concerns about market conditions relating to the positioning of your portfolio? If so, where is this addressed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation?” Please explain or revise your disclosure as necessary.

Response:

The shift in the Company’s portfolio is not a deliberate move, but rather the effect of the available set of investments originated by affiliates of the Adviser. In addition, the percentage of senior secured loans slightly decreased as of March 31, 2018, as compared to December 31, 2017. The Adviser does not have any concerns relating to the positioning of the Company’s portfolio, and as such, the Company respectfully believes no additional disclosure is necessary.

Jay Williamson, Senior Counsel Sheila Stout, Staff Accountant May 24, 2018 Page 7

14.	On page 57, under “Net Change in Unrealized Gain (Loss) on Investments, Secured Borrowings and Foreign Currency Borrowings,” please revise your disclosure to explain factors that led to the mark-to-market losses on your investment in Rockdale. Also, it appears you recognized unrealized losses on TPP in the years 2015, 2016 and 2017. Supplementally, please provide us a brief timeline of your investment in TPP (bankruptcy, equity acquisition, etc.) and an explanation of factors used to determine that its valuation was appropriate at the end of each period.

Response:

We have revised the disclosure on page 61 to explain the factors that led to the mark-to-market losses on the Company’s investment in Rockdale.

Regarding TPP Acquisition Inc. (“TPP”), the Company and an affiliate fund (the “Lenders”) made their initial debt investment in TPP in December 2012. TPP is an operator of professional photographic portrait studios specializing in in-studio family portraits, children’s portraits, and special occasion photography. In early 2014, TPP began to see declines in same store sales and underperformance of new and existing studios due to various factors, including dramatic reductions in traffic in malls where TPP’s stores were located and significant changes at a major online coupon company which impacted how TPP’s coupon offers were marketed to customers. These factors significantly reduced revenues at TPP and had a dramatic effect on TPP’s EBITDA due to TPP’s high fixed lease and payroll costs. In November 2014, TPP required additional liquidity to meet lease and payroll obligations and the private equity owner declined to provide any additional funds for operations. At this time, the Lenders agreed to fund TPP’s liquidity needs. In December 2014, the private equity sponsor indicated that they were no longer willing to remain the owner of TPP and transferred equity ownership to the Lenders for no consideration. During 2015 and 2016, the Lenders continued to support TPP’s operations with additional debt financing to meet liquidity needs and hired various consultants and professionals to attempt to improve TPP’s operations and devise a strategy for ongoing operations and a recovery of enterprise value. In September 2016, TPP started a reorganization process through a Chapter 11 bankruptcy filing in an effort to exit fixed rent mall leases in unprofitable locations and convert the business model primarily to a “store in store” concept that TPP management believed would significantly reduce corporate expenses. The Lenders served as Debtor in Possession lenders through the restructuring process and the Lenders were the winning bidder for TPP’s assets in a sale process conducted under Section 363 of the bankruptcy code. These assets were placed into a new entity, TPP Operating Inc. (“TPP Operating”), which is now the operating entity for the business. Since the bankruptcy restructuring, TPP Operating has continued to struggle to sustain its top-line revenues as well as minimize operating costs in a challenging business environment. To date, the Lenders have continued to support operations with additional debt investments.

Jay Williamson, Senior Counsel Sheila Stout, Staff Accountant May 24, 2018 Page 8

As a result of the continued business challenges of TPP and its successor, TPP Operating, including the need to provide additional liquidity to support existing operations, there has been a significant decline in the fair value of the Company’s investments in TPP and TPP Operating, which resulted in unrealized losses during 2015, 2016 and 2017, as the Staff notes. The Company has obtained independent third party valuations on this investment quarterly since inception. These independent third party valuations are carefully reviewed by the Company for reasonableness of the inputs to the valuation, and management believes the declines in valuation are consistent with the challenges this business has faced over the periods discussed. As of December 31, 2015, 2016 and 2017 the Company valued its positions in TPP utilizing an enterprise value waterfall model. The key inputs to the valuation model at each date were as follows:

•	December 31, 2015 valuation: 2016 EBITDA forecast (provided by TPP management) and EBITDA multiple developed using comparable private and public company data.
•	December 31, 2016 valuation: 2017 EBITDA forecast (provided by TPP management) and EBITDA multiple developed using comparable private and public company data.
•	December 31, 2017 valuation: 2018 revenue forecast (provided by TPP management) and revenue multiple developed using comparable private and public company data.

15.	On page 62, under the caption “MRCC Senior Loan Fund I, LLC,” we note your statement that “investment decisions in respect to SLF must be approved by the SLF investment committee, consisting of one representative of each of us and NLV.” Please supplementally provide the name of your representative. In addition, please disclose any fees SLF pays to the Adviser or its affiliates, directly or indirectly, and disclose why you believe such fees are appropriate. Please disclose whether you guarantee any SLF obligations, including funding obligations and debt.

Response:

The initial member of the SLF investment committee appointed by the Company is Aaron Peck. SLF does not pay any fees to the Adviser or its affiliates; however, SLF has entered into an Administration Agreement with an affiliate of the Adviser, Monroe Capital Management Advisors, LLC (“MC Management”), pursuant to which certain loan servicing and administrative functions are delegated to MC Management. MC Management is entitled to reimbursement from SLF for its reasonable expenses of performing its obligations under the Administration Agreement and through March 31, 2018, no such expenses have been incurred or charged to SLF by MC Management. There are no agreements or understandings by which the Company guarantees any SLF obligations, and we have revised the disclosure on pages 11, 67 to 68 and 72 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

Jay Williamson, Senior Counsel Sheila Stout, Staff Accountant May 24, 2018 Page 9

16.	On page 65, under the caption “Contractual Obligations and Off-Balance Sheet Arrangements,” we note your $41.2 million in unfunded commitments, excluding investments in SLF. Please provide supplementally your basis for excluding investments in SLF and provide a representation that management reasonably believes assets are adequate to cover unfunded commitments, including an explanation supporting such belief.

Response:

The Company has disclosed the outstanding commitment to SLF of $34.3 million and $40.5 million as of March 31, 2018 and December 31, 2017, respectively, as an off-balance sheet risk in the paragraph below the contractual obligations table in “Contractual Obligations and Off-Balance Sheet Arrangements” on pages 72 to 73. However, we did not include the capital commitment amount in the table as a contractual obligation because any decision to call down on such capital commitment requires the explicit authorization of the Company’s representatives. Pursuant to the limited liability company agreement of SLF, the Company’s representatives may withhold such authorization for any reason in their sole discretion. The Company believes that this arrangement differs significantly from the other instruments (i.e., the senior secured revolving credit facility and delayed draw term loans) described in “Contractual Obligations and Off-Balance Sheet Arrangements” given that the Company would be contractually obligated to fund these other instruments if certain objective criteria set forth therein were satisfied.

The Company represents that it reasonably believes that its assets and liquidity sources as of March 31, 2018 and December 31, 2017 provided adequate coverage to allow the Company to satisfy all of its unfunded commitments, which totaled $36.6 million and $41.2 million as of such dates. The bases for the Company’s belief are primarily that (i) the Company maintained cash and cash equivalents of $3.1 million and $4.3 million as of March 31, 2018 and December 31, 2017, respectively, and (ii) the Company’s credit facility permitted additional borrowings of approximately $74.4 million and $82.9 million as of March 31, 2018 and December 31, 2017, respectively.

17.	On page F-9, in your Consolidated Schedule of Investments as of December 31, 2017, we note that at December 31, 2017, approximately 3.0% of your net assets consisted of a loan to Gibson Brands, Inc., which recently filed for bankruptcy. In your response, please explain how you became comfortable with the valuation of this loan at year end. If you relied on collateral, describe the nature and extent of the collateral and any analysis of the quality of the collateral. If you relied on other data, please describe what data was used and how it supported the valuation.

Response:

The Company’s valuation of its senior secured note to Gibson Brands, Inc. as of December 31, 2017 was based on Bloomberg’s BVAL Evaluated Pricing Service (“BVAL”) for fixed income securities, as this note is traded in the secondary bond market. The BVAL methodology utilizes accumulated mass market data as the main driver of their quantitative approach that corroborates market levels on actively traded bonds and then derives a comparable relative value for securities that are less liquid. BVAL leverages direct observations from indicative bids and indicative asks as well as looking at the capital structure and sector relative value. BVAL provides transparency by providing this information and the weight to which it was given in the valuation. At December 31, 2017, the valuation was based 100% on indicative bid and ask quotes. Further, the Company reviewed a comparison of trade activity near the valuation date, which is also available on Bloomberg for this investment. The use of a pricing service followed our internal valuation methodology and was reviewed by the trader for reasonableness. The Company did not rely on collateral for its valuation.

Jay Williamson, Senior Counsel Sheila Stout, Staff Accountant May 24, 2018 Page 10

18.	On page F-17, in your Consolidated Schedule of Investments as of December 31, 2017, we note that footnote (y) references loans on non-accrual status. Please revise your disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to disclose the number of loans placed on non-accrual status for the year, the amount of such loans and, if material, disclose the reasons for placing the loans on non-accrual status.

Response:

We have revised the disclosure on page 56 of Post-Effective Amendment No. 4 to the Registration Statement as requested.

*       *       *       *       *

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation
Theodore Koenig
Aaron Peck